Company Office of Fair Trading
                  TIDM OFT
                  Headline Merger Update
                  Released 15:00 3 Apr 2003
                  Number 6087J







Merger Clearance:
The Secretary of State for Trade and Industry has decided, on the information at present before her, and in accordance with the recommendations of the Office of Fair Trading, not to refer the following merger to the Competition Commission under the provisions of the Fair Trading Act 1973: Proposed acquisition by Celltech Group Plc of Oxford Glycosciences Plc